  EXHIBIT 99.1

Intellipharmaceutics Announces Delay in Filing Second Quarter Results Due July 15, 2022, The Financial Statements Will be Filed By July 21, 2022

TORONTO, Ontario, July 15, 2022 - Intellipharmaceutics International Inc. (OTCQB:IPCIF and TSX:IPCI) (“Intellipharmaceutics” or the “Company”), a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs, announced today that its financial statements for the interim period ended May 31, 2022 and related management’s discussion and analysis and accompanying Chief Executive Officer and Chief Financial Officer certificates (collectively, the “Second Quarter Financial Filings”) due July 15, 2022 (the “Filing Deadline”) will not be filed by the Filing Deadline.

Despite avoiding any major COVID-19 outbreaks across its various divisions, the spread of the Omicron variant led to certain senior management of the Company contracting the virus. Fighting symptoms of COVID-19 made it difficult to meet the Filing Deadline, but the Company is working expeditiously to finalize the Second Quarter Financial Filings and expects to file the Second Quarter Financial Filings by July 21, 2022. While the delay in filing the Second Quarter Financial Filings is largely due to COVID-19, the Company continues to operate as usual.

Since the Company will fail to file the Second Quarter Financial Filings by the Filing Deadline, as required by National Instrument 51-102 – Continuous Disclosure Obligations, the securities commissions or regulators may impose a failure-to-file cease trade order against all of the shareholders of the Company. As the Company endeavors to file the Second Quarter Financial Filings by July 21, 2022, the Company expects any issued failure-to-file cease trade order to be revoked within a couple of days following the filing of the Second Quarter Financial Filings.

The Company will issue a news release once the Second Quarter Financial Filings have been filed.

About Intellipharmaceutics

Intellipharmaceutics International Inc. is a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs. The Company’s patented Hypermatrix™ technology is a multidimensional controlled-release drug delivery platform that can be applied to a wide range of existing and new pharmaceuticals.

Intellipharmaceutics has developed several drug delivery systems based on this technology platform, with a pipeline of products (some of which have received FDA approval) in various stages of development. The Company has ANDA and NDA 505(b)(2) drug product candidates in its development pipeline. These include the Company’s abuse-deterrent oxycodone hydrochloride extended release formulation (“Oxycodone ER”) based on its proprietary nPODDDS™ novel Point Of Divergence Drug Delivery System (for which an NDA has been filed with the FDA), and Regabatin™ XR (pregabalin extended-release capsules).

Cautionary Statement Regarding Forward-Looking Information

Certain statements in this document constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or “forward-looking information” under the Securities Act (Ontario). These statements include, without limitation, statements expressed or implied regarding our expectations regarding the filing of our Second Quarter Financial Filings and the timing thereof; the issuance of a failure-to-file cease trade order by the securities commissions or regulators and the revocation thereof, if any; our plans, goals and milestones, status of developments or expenditures relating to our business, plans to fund our current activities; risks associated with COVID-19, including its impact on our business and operations; and statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future sales, revenues and profitability, projected costs and market penetration and risks or uncertainties related to our ability comply with OTCQB Venture Market and TSX requirements. In some cases, you can identify forward-looking statements by terminology such as “appear”, “unlikely”, “target”, “may”, “will”, “should”, “expects”, “plans”, “plans to”, “anticipates”, “believes”, “estimates”, “predicts”, “confident”, “prospects”, “potential”, “continue”, “intends”, “look forward”, “could”, “would”, “projected”, “set to”, “seeking” or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of our forward-looking statements. You should not place undue reliance on our forward-looking statements, which are subject to a multitude of known and unknown risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those stated in or implied by the forward-looking statements. Risks and uncertainties relating to us and our business can be found in the “Risk Factors” section of our latest annual information form, our latest Form 20-F, and our latest Form F-1 and Form F-3 registration statements (including any documents forming a part thereof or incorporated by reference therein), as amended, as well as in our reports, public disclosure documents and other filings with the securities commissions and other regulatory bodies in Canada and the U.S., which are available on www.sedar.com and www.sec.gov. The forward-looking statements reflect our current views with respect to future events and are based on what we believe are reasonable assumptions as of the date of this document and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Trademarks used herein are the property of their respective holders.

Unless the context otherwise requires, all references to “we,” “us,” “our,” Intellipharmaceutics,” and the “Company” refer to Intellipharmaceutics International Inc. and its subsidiaries.

CONTACT INFORMATION

Company Contact:
Intellipharmaceutics International Inc.
Isa Odidi
Chief Executive Officer
416.798.3001 ext. 102
investors@intellipharmaceutics.com